UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Republic Airways Holdings Inc.

File No. 000-49697 - CF# 23752

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Republic Airways Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2009.

Based on representations by Republic Airways Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.62(d)	through June 2, 2011
Exhibit 10.62(e)	through September 3, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal